[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 4, 2022

Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Garden SpinCo Corporation Registration Statement on Form S-4 Filed on March 18, 2022 File No. 333-263669

Dear Ms. Adams and Ms. Westbrook:

On behalf of our client, Garden SpinCo Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 18, 2022, regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on March 18, 2022.  In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  To the extent that comments to the Registration Statement are applicable to disclosure in the registration statement on Form S-4 (Reg. No. 333-263667) filed by Neogen Corporation (“Neogen”) on March 17, 2022 or the Preliminary Proxy Statement on Schedule 14A filed by Neogen on March 18, 2022, Neogen will revise such documents accordingly and is filing them via EDGAR substantially concurrently to the submission of Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 1.

Cover Page

1.
We note your disclosure that 3M will determine whether the shares of Garden SpinCo common stock will be distributed on a pro rata distribution or an exchange offer with potential clean-up spin off transaction “based on market conditions prior to the closing of the merger.” Please describe the specific market conditions 3M will consider when making this determination.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in the section entitled “Explanatory Note” of Amendment No. 1.

2.
Please revise the cover page to disclose the SpinCo Cash Payment, as disclosed in the Q&A on page 16.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1.

Questions and Answers About the Exchange Offer and the Transactions, page 5

3.
Revise to prominently disclose that the contemplated Separation, Distribution and Merger of the Food Safety Business is structured as a Reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the Food Safety Business for 3M and 3M stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and 15 of Amendment No. 1.

Summary, page 19

4.
Revise to clarify that you have summarized all material conditions to the exchange offer and merger in the summary. For example, briefly describe the “other customary conditions,” or clarify that they are not material.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 21 through 23 of Amendment No. 1.

5.
We note your disclosure on page 31 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell Lipton and Weil, respectively. Please clarify here and elsewhere, as appropriate, the conditions to the merger that may be waived. We note your disclosure on page 20 that 3M may waive any of the conditions of the exchange offer. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the registration statement.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 22, 34 and 76 of Amendment No. 1. The Company respectfully submits that, because the consequences of any waiver will vary depending on the particular condition being waived and the related facts and circumstances, it would be impracticable to predict and to discuss in the Registration Statement at this time the potential consequences of each such potential waiver.  The Company confirms to the Staff that in advance of waiving any of the tax opinions or tax rulings, it will consider the consequences of such waiver, including with respect to whether such waiver constitutes a material change.

6.
Please include a summary of the Food Safety Business. Include in your revisions that the Food Safety Business has historically operated as part of 3M’s Healthcare Business Group, as referenced on page 104.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 1.

Interest of Certain Persons in the Transactions, page 29

7.
Please revise to clarify what interests the officers and directors of the various involved entities may have in the transactions or benefits they may receive from the transactions that differ from those of 3M or Neogen shareholders generally.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 32 and 151 of Amendment No. 1.

Debt Financing Arrangements, page 31

8.
Please clarify if the terms of the Permanent Financing will become known prior to the time Neogen shareholders are asked to approve the Share Issuance Proposal.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 34 and 197 of Amendment No. 1.

Summary Risk Factors, page 32

9.
Revise the Summary Risk Factors to more specifically explain the risks to Neogen of the limited resources transferred pursuant to the agreements with 3M and Neogen’s reliance on transition services, as outlined in the risk factors beginning on page 57 and discussed on page 84.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Amendment No. 1.

Risk Factors
Risks Related to the Combined Company’s Business Following the Transactions
The combined company will be subject to risks relating to existing international operations..., page 52

10.
We note your disclosure that Neogen has discontinued sales into Russia. To the extent material, please describe with greater specificity the current and anticipated impact of the ongoing conflict in Ukraine on your business, including giving consideration to availability of materials, cost of materials, costs and risks associated with your supply chain, impact on margins and on your customers. Additionally, please place your discussion of foreign currency risk on page 54 in appropriate context with reference to foreign currencies in which material operations are transacted and/or denominated.

Response:  The Company respectfully advises the Staff that it has been informed by Neogen that Neogen generates less than $2 million of revenue from its sales into Russia and such sales are not material to Neogen’s business and the Company has updated its disclosure on page 56 to reflect this.  Additionally, based on information supplied by Neogen, the Company has updated its disclosure on page 58 of Amendment No. 1 to include reference to foreign currencies in which material operations are transacted and/or denominated.

Cautionary Statement Regarding Forward-Looking Statements, page 60

11.
We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise the disclosure and refrain from referring to such safe harbor provisions in any future communications relating to the exchange offer.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Amendment No. 1.

Information about the Food Safety Business
Competition, page 83

12.
Revise the disclosure on page 82 to provide disclosure regarding the Food Safety Business’s competitive conditions that is material to an understanding of its business. Refer to Item 101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act Release No. 10825 (Oct. 8, 2020), “Modernization of Regulation S-K Items 101, 103 and 105.”

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1.

Intellectual Property, page 83

13.
Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 of Amendment No. 1.  The Company respectfully submits that it has considered the Staff’s comment in light of the Food Safety Business’s patent portfolio and determined that portfolio-level disclosure (rather than a list of individual patents) is the presentation that will provide shareholders with the most meaningful information in the appropriate context, given the large number of individual patent assets and the role that they play in the Food Safety Business.  The Company is concerned that providing patent-level disclosure would potentially be misleading and confusing to shareholders, who might draw incorrect conclusions from disclosure that is unduly voluminous.

Working Capital, page 83

14.
You state, “the Food Safety Business’s high margin, supported by strong recurring revenue of consumables, generates sufficient cash flow from operations to support its business needs.” Clarify this disclosure in light of any known trends or other events that are reasonably likely to cause a material change in the relationship between costs and revenues, including the contemplated transactions. Similarly, please expand your discussion on page 106 to explain your material Research and Development activities. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 87, 88 and 112 of Amendment No. 1.

Environmental and Regulatory Considerations, page 84

15.
Please revise to include a description of governmental regulations applicable to your business, including the material provisions of each regulation you briefly mention in this section. To the extent applicable, please disclose the effects of the Food and Drug Administration regulations on your business, including any requirement for FDA approval of your products.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment No. 1.

Human Capital, page 84

16.
Clarify whether all of the 470 Food Safety Business employees will be employed by Neogen after the separation and merger transactions are complete, including the impact of any transition periods following the merger. For example, in the next section, you discuss that the Food Safety Business uses several 3M sites around the world that will not transfer as part of the transaction, and that 3M has agreed to provide transition services. In this section, it appears you have not addressed the impact of the merger. Please revise or advise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 89 and 90 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information Of Neogen and The Food Safety Business, page 86

17.
Disclose here that the contemplated Separation, Distribution and Merger transactions are structured as a Reverse Morris Trust transaction. In Note 1 to the pro forma financial statements, further explain what a Reverse Morris Trust transaction is and describe the tax consequences and their impact, if any, to the pro forma financial statements.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 97 of Amendment No. 1. The Company respectfully advises the Staff that it does not believe there are tax consequences arising from the structure that impact the pro forma financial statements included in the Registration Statement, as they reflect the combined financial statements of Neogen and the Food Safety Business.

2) Basis of Presentation, page 92

18.
You noted that no Autonomous Entity Adjustments have been made to the pro forma presentation as you are unable to estimate the additional costs based on information received to date. However, at closing, you will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business. Please tell us the extent you expect to include these Autonomous Entity Adjustments prior to effectiveness.

Response:  The Company respectfully advises the Staff that the Company will not be an autonomous entity during any period because immediately following the consummation of the exchange offer as described in Amendment No. 1, a wholly owned subsidiary of Neogen will merge with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Neogen.  In response to the Staff’s comment, the Company has revised its disclosure on pages 93, 99 and 107 of Amendment No. 1 to remove the indication that adjustments to depict the Food Safety Business as an autonomous entity may have been included under certain circumstances.

Notes To The Unaudited Pro Forma Condensed Combined Financial Information 1) Description of Transactions, page 92

19.
As discussed in the explanatory note, 3M will determine whether the shares of Garden SpinCo common stock will be distributed to 3M stockholders in a pro rata distribution or an exchange offer. You disclose that currently an exchange offer (split-off) is assumed. Revise your disclosure here as well as your Accounting Treatment section on page 144 to explain the accounting treatment for other scenarios, such as by pro rata distribution, as well as the potential Clean-Up Spin-Off scenario. In addition, disclose the potential impact of the various scenarios contemplated on your pro forma presentation.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 97 to 98 and 154 to 155 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business, page 104

20.
We note your disclosure on page 50 that COVID-19 has resulted in raw material price inflation as well as supply chain constraints and disruptions. Please revise to discuss whether increased costs of raw materials and/or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 111 and 113 of Amendment No. 1.

21.
We note your disclosure on page 58 that Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business’ products. Please discuss Neogen’s estimated costs and timeline to establish alternative manufacturing capacity.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Amendment No. 1.

The Transactions
Background of the Transactions, page 114

22.
The disclosure in this section indicates 3M engaged a financial advisor, but we note that 3M did not obtain a fairness opinion. Please revise the disclosure on pages 128-29 or elsewhere, as appropriate, to further explain how the 3M board determined that the Transactions were fair to, and in the best interests, of 3M and its shareholders without a fairness opinion. Please expand the risk factors to describe the risks of 3M not obtaining a fairness opinion.

Response:  We note the Staff’s comment and respectfully advise the Staff that the Registration Statement includes substantial disclosure regarding 3M’s reasons for the transactions on pages 134 through 137, which we believe satisfies the applicable registration statement requirements in this situation.

We note for the Staff that 3M’s board of directors did receive a fairness opinion in connection with the Transactions. However, this opinion was not obtained to assist 3M’s stockholders in their consideration of the investment decision they may be asked to make in connection with the possible Exchange Offer, and does not speak to the question of whether the consideration that may be offered to 3M stockholders in any Exchange Offer would be fair to any such stockholder. Accordingly, the Company respectfully submits that the existence and analysis of such fairness opinion would not be material to the investment decision of a 3M stockholder in the Exchange Offer, and might in fact be potentially misleading to 3M stockholders to the extent the inclusion of any such disclosure gives the impression that 3M’s financial advisor had opined on the fairness of such consideration.

In addition, the Company respectfully informs the Staff that it does not believe the rules applicable to the Registration Statement require disclosure with respect to whether or not the 3M board of directors received a fairness opinion. No vote of 3M’s stockholders is required, or is being solicited, in connection with the Transactions, and no recommendation is being made by the 3M board of directors.  While Item 4(b) of Form S-4 requires certain disclosures under Item 1015(b) of Regulation M-A with respect to certain opinions that are “referred to in the prospectus”, there is no affirmative requirement to refer to any such opinion.  Because the Registration Statement does not refer to any fairness opinion received by the 3M board of directors, the Company respectfully submits that these disclosure requirements are not applicable.  While there is a required vote of Neogen’s shareholders, disclosure regarding any fairness opinion that may have been received by the 3M board of directors is not relevant to a Neogen shareholder’s voting decision as such opinion would not speak to fairness to any Neogen shareholder, or to Neogen itself.

The Company therefore respectfully submits that it believes that the disclosure regarding the evaluation conducted by the 3M board of directors and the reasons for their approval of the Transactions complies with the requirements to the Registration Statement.

23.
Revise the background section throughout to disclose what other potential alternatives the Neogen board considered in order to grow and enhance Neogen’s business, and at what point other strategic alternatives were eliminated from consideration. For example, disclose the number and type of strategic alternatives Mr. Adent presented to the Neogen board at the December 5, 2019 meeting. Clarify whether the purpose of the meeting that day was to choose from among the potential alternatives presented. Provide similar disclosure for the board’s February 6 and April 2 Board meetings, as well as any board meetings not specifically mentioned by date in this section.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 122, 123 and 128 of Amendment No. 1

24.
Revise the background section generally to indicate who acted as the “representatives of Neogen” and “representatives of 3M.” For example, if they were financial advisors or members of the management team, so state.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 122 through 131 of Amendment No. 1

25.
Disclose the agreement in principal with respect to certain material economic terms included in the exclusivity agreement executed on October 3, 2021. After that agreement, revise the discussion to explain and quantify how the negotiations evolved regarding the transition agreements. Please also address in this section, if material, negotiations concerning assets, such as manufacturing facilities, that would be included in the Separation or Asset Purchase. Please also revise the discussion concerning the November 16, 2021 board meeting to describe the nature of the adjustments to the 3M Food Safety Business projections.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 126 and 128 through 130 of Amendment No. 1. The Company respectfully advises the Staff that the Company believes that the underlying economic terms of the various transaction arrangements are commercially sensitive and not material to 3M stockholders’ understanding of the potential transaction or necessary for 3M stockholders to make an informed decision with respect to whether to tender their shares in a potential exchange offer.

Opinion of Neogen’s Financial Advisor
Selected Public Comparable Companies Analysis, page 132

26.
Please revise to disclose the operational, business and/or financial characteristics that were the selection criteria for inclusion in Centerview’s selected comparable public companies analysis.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 140 of Amendment No. 1.

Certain Projections, page 136

27.
Revise the heading of this section and any related disclosure to clarify that you have disclosed all material projections shared between the parties. In each case where you describe the Neogen Projections, the Neogen Reforecasted Food Safety Projections and the 3M Food Safety Projections, revise to explain the material assumptions underlying the projections and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the projections rather than merely list factors that could impact the figures presented.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 144 through 149 of Amendment No. 1.

 Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger, page 141

28.
Please ensure that you have included the information required by Form S-4 Item 18(a)(7) for each person who will serve as a director or an executive officer of Neogen after the consummation of the transactions and file any consents as required by Securities Act Rule 438.

Response:  The Company respectfully advises the Staff that it is not aware of any changes to the current members of the board of directors or the executive officers of Neogen in connection with the Transactions, other than the addition of two new directors that have not yet been identified by the parties and are accordingly not named in the Registration Statement. Based on information provided by Neogen, the Company respectfully advises the Staff that Neogen filed on July 30, 2021 an Annual Report on Form 10-K for the year ended May 31, 2021 containing Part III of Form 10-K information and a Proxy Statement on Schedule 14A for Neogen’s 2021 Annual Meeting of Shareholders filed on August 31, 2021, which filings address the information required by Item 18(a)(7) of Form S-4 with respect to Neogen’s current directors and executive officers. The Company has incorporated by reference into the Registration Statement Neogen’s Annual Report on Form 10-K for the year ended May 31, 2021 and the portions of Neogen’s Proxy Statement on Schedule 14A for Neogen’s 2021 Annual Meeting of Shareholders that were specifically incorporated by reference into such Annual Report on Form 10-K.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 205

29.
We note that you have provided a summary of the tax consequences “in general.” Revise to state the material tax consequences of the transactions as the opinion of named counsel. Refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 216 through 218 of Amendment No. 1.

30.
On page 205, you state that the disclosure is “for general information only and is not tax advice” and on page 206 you state that investors should “consult their own tax advisors as to the specific tax consequences of the distribution and the merger to that stockholder . . . including the effect of any U.S. federal tax laws and changes in applicable tax laws.” Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 219 and 220 of Amendment No. 1.  The Company has also filed a form of opinion as to certain tax matters as Exhibit 8.1 to the Registration Statement.

Exhibits

31.
Confirm that the “form of” material agreements in the Exhibits index will be replaced with final, signed agreements in a pre-effective amendment.

Response:  We respectfully advise the Staff that the material agreements in the Exhibits index, other than those that were executed at the time of entry into the Transactions, are not expected to be entered into until the consummation of the Exchange Offer following effectiveness of the Registration Statement.  The Company advises the Staff that it will file final forms of such agreements in accordance with the Instructions to Item 601 of Regulation S-K.

General

32.
It is our understanding that the Exchange Offer will be conducted in reliance on the global relief provided in the CBS Corporation no-action letter (September 26, 2017). To extent that compliance with certain elements of the letter are not readily apparent from disclosure included in the prospectus/offer to exchange, please confirm in your response letter that the Exchange Offer will comply with such elements.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that the Exchange Offer will comply with such elements set forth in CBS Corporation no-action letter (September 26, 2017).

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact me at (212) 403-1172 or JELevine@wlrk.com or my colleague Steve Rosenblum at (212) 403-1221 or SARosenblum@WLRK.com.

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:
Mojdeh Poul, Garden SpinCo Corporation
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Eoghan P. Keenan, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP